name change

ThoughtShare Communications Inc.

400 – 56 East Second Avenue
Vancouver, B.C., Canada
V5T 1B1

P. 604.873.8724
F. 604.873.8772

02 APR -3 AM 8:

02028251

March 21, 2002

Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3011
Washington, D.C. 20549
U.S.A.

SUPPL

Attention: Mr. Paul Dudek, Office of International Corporate Finance

Dear Sirs:

Re: ThoughtShare Communications Inc. (formerly Meteor Technologies Inc.)
12g3-2(b) Exemption #82-2442

In order to maintain the above exemption in good standing, we enclose the following:

1. news release dated February 8, 2002;
2. BC Form 53-901F dated February 8, 2002;
3. news release dated February 12, 2002;
4. BC Form 53-901F dated February 12, 2002;
5. quarterly report for the period ended December 31, 2001;
6. news release dated March 7, 2002;
7. news release dated March 11, 2002;
8. BC Form 53-901F dated March 11, 2002;
9. news release dated March 13, 2002; and
10. BC Form 53-901F dated March 13, 2002.

Yours very truly,

THOUGHTSHARE COMMUNICATIONS INC.
Per:

Marilyn Wong, Corporate Secretary

dw 4/9

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

02 APR -3 AM 8:52

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Notice of Rights Offering

Vancouver, BC (February 8, 2002) – ThoughtShare Communications Inc. (the "Company" or "ThoughtShare") today announced that it has received clearance from securities regulatory authorities to proceed with a rights offering (the "Offering") to its shareholders in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario under a rights offering circular (the "Circular") of the Company dated January 30, 2002.

Each holder of common shares in the Company will receive one (1) right for every ten (10) common shares held on February 15, 2002 (the "Record Date). One (1) right will entitle the holder to purchase one (1) unit at a price of $0.17 per unit until 4:30 p.m. Toronto time on March 18, 2002. Each unit is comprised of one share and one-half warrant. Each whole warrant will entitle the holder to acquire one additional share for a period of 6 months from the Record Date at an exercise price of $0.30 per share. The warrants expire at 4.30 p.m. Toronto time, on August 15, 2002.

The rights will be listed and posted for trading on the Canadian Venture Exchange (the "Exchange"). If all the rights are exercised, the Company will issue 5,535,177 shares and 2,767,588 warrants. The Company expects to mail the Circular and the rights certificates on or about February 19, 2002.

The financing is part of the Company's overall strategic plan to facilitate the transition from research and development to commercialization. ThoughtShare is currently completing its flagship group of products called *Thoughtscape*, which is scheduled for commercial release in the 2nd quarter of 2002.

The Company is completing beta trials and identifying specific applications of its product. The Open Learning Agency (OLA) required ways to supplement their existing course content for online distribution and learning. ThoughtShare provided an answer. OLA has adopted Thoughtscape as an easy way for course designers and tutors to guide students through course materials. Similarly, Simon Fraser University's Learning and Instructional Design Center is currently testing the application for its own use. There are 9,000 universities, colleges and other learning institutions where Thoughtscape may be applied.

The avenue to revenue is partners. The Company plans to use the proceeds of the offering to develop business partnerships and secure licensing agreements that will provide the foundation for sustained revenue growth. The Company believes that building relationships with marketing distribution partners, OEM technology partners and strategic customers will fuel use and adoption among the targeted sectors. Establishing these types of arrangements will keep expenditures to a minimum while still gaining broad market exposure. Partnership models include: royalty-based bundling of the Company's technology with software, hardware and media distributors; OEM licensing agreements with technology providers; and shared subscription royalties with content providers.

Today, ThoughtShare Communications is also pleased to announce that it has signed an MOU with YouAchieve.com Inc., where YouAchieve.com will make Thoughtscape available to its corporate

customers. YouAchieve.com will pay a distribution license fee as well as ongoing royalties based on subscription revenues. YouAchieve.com offers hosted, competency-based Learning Management Systems, together with best-of-breed competency-matched content. Its client base includes: Anglo America, General Motors Online University, Lexis Nexis, Entergy, and Saloman Smith Barney.

The Company has also identified opportunities in the Life Sciences sector. The Company recently signed a Letter of Intent with Orincon Technologies, Inc. to jointly develop solutions. The San Diego-based company provides knowledge management technology for the U.S. government. Its major customers are the US Department of Defense and the CIA, while strategic partners include IBM, Raytheon, Lockheed Martin, Boeing, Northrop Grumman and Thomson Marconi.

Orincon has made software that they have developed for the Life Sciences industry available to ThoughtShare. Thoughtscape is a complementary product that will add significant value to the Orincon technology. The Thoughtscape interface tools provide integral e-research capabilities that can dramatically increase user acceptance. The Company plans to continue to review complementary technologies that will strengthen its offering.

The market for information technology in the Life Sciences sector is expected to grow from US$2.5 billion to nearly US$14 billion by 2005. The Company will be taking advantage of this huge market opportunity by working jointly with its strategic partners -- including Convera Technologies, Inc. and TAP Ventures -- to market Thoughtscape to their corporate clients.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The Company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare, its products and its strategic partners Convera and TAP Ventures, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442.

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

February 8, 2002

3. **Press Release**

Issued on February 8, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has received clearance from securities regulatory authorities to proceed with a rights offering to its shareholders in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario under its rights offering circular dated January 30, 2002.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 8th day of February, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Communications Inc. Signs MOU to Make Thoughtscape Available to YouAchieve Customers

Vancouver, BC (February 12, 2002) – ThoughtShare Communications Inc., a leading developer of knowledge technologies, today announced that it has signed a Memorandum of Understanding (MOU) with YouAchieve Inc., a leading provider of hosted, competency-based Learning Management Systems and best-of-breed competency matched content. This agreement establishes a strategic relationship for the purpose of incorporating and distributing ThoughtShare's knowledge management products as a core component of YouAchieve's services.

Under the terms of the agreement, ThoughtShare products will be integrated into YouAchieve's application service provider (ASP) offering, which will be marketed by both companies. YouAchieve will remit distribution licensing fees and ongoing royalties, both based on subscription revenue. The MOU will also allow the two parties to seek joint sales opportunities.

"As we move towards ThoughtShare's commercial product launch, it is imperative that we develop relationships with affiliates who have expertise in key market areas," says Fred Fabro, President of ThoughtShare. "YouAchieve is an ideal partner as it already holds a significant share in the education market, and is a content provider to notable organizations such as General Motors, Salomon Smith Barney and Anglo American. This agreement validates the usage of our product in training-related services."

"We believe that Thoughtscape is a very promising complement to YouAchieve's services. We see strong synergy between ThoughtShare's technology and our clients, who expect the best in corporate training and knowledge management methodologies," says Nick Galan, Director of Corporate and Strategic Alliances at YouAchieve. "Thoughtscape's unique content packaging and delivery features will enhance user interactivity with our courses and increase their options for managing the flow of information."

There has been significant interest for an ASP model of ThoughtShare's Thoughtscape suite of products, and this integration will introduce Thoughtscape to a large new audience at a low cost entry point. ThoughtShare and YouAchieve will share customer data and undertake field testing to ensure that product specifications meet the needs of YouAchieve's client base.

About YouAchieve

YouAchieve Inc. is a leading provider of competency-matched business skills content to Fortune 1000 companies. YouAchieve's Integrated Human Capital Development approach creates a powerful blend of content, technologies, and services aimed at aligning both corporate and individual needs, thus increasing the effectiveness of our clients' learning and training programs. Our clients take advantage of our hosted, competency-based Learning Management System, together with best-of-breed competency-matched content, to power their human capital management systems. YouAchieve also provides industry-leading Content Management services and technology for companies seeking custom content conversion and management solutions.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ThoughtShare Communications and Thoughtscape are trademarks of ThoughtShare Communications Inc. All other trademarks or registered trademarks stated herein are properties of their respective owners.

ON BEHALF OF THE BOARD OF THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

02 APR -3 PM 8:

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

February 12, 2002

3. **Press Release**

Issued on February 12, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has signed a Memorandum of Understanding with YouAchieve Inc., a leading provider of hosted, competency-based Learning Management Systems and best-of-breed competency matched content. This agreement establishes a strategic relationship for the purpose of incorporating and distributing ThoughtShare's knowledge management products as a core component of YouAchieve's services.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1
tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 12th day of February, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Communications Inc. Signs MOU to Make Thoughtscape Available to YouAchieve Customers

Vancouver, BC (February 12, 2002) – ThoughtShare Communications Inc., a leading developer of knowledge technologies, today announced that it has signed a Memorandum of Understanding (MOU) with YouAchieve Inc., a leading provider of hosted, competency-based Learning Management Systems and best-of-breed competency matched content. This agreement establishes a strategic relationship for the purpose of incorporating and distributing ThoughtShare's knowledge management products as a core component of YouAchieve's services.

Under the terms of the agreement, ThoughtShare products will be integrated into YouAchieve's application service provider (ASP) offering, which will be marketed by both companies. YouAchieve will remit distribution licensing fees and ongoing royalties, both based on subscription revenue. The MOU will also allow the two parties to seek joint sales opportunities.

"As we move towards ThoughtShare's commercial product launch, it is imperative that we develop relationships with affiliates who have expertise in key market areas," says Fred Fabro, President of ThoughtShare. "YouAchieve is an ideal partner as it already holds a significant share in the education market, and is a content provider to notable organizations such as General Motors, Salomon Smith Barney and Anglo American. This agreement validates the usage of our product in training-related services."

"We believe that Thoughtscape is a very promising complement to YouAchieve's services. We see strong synergy between ThoughtShare's technology and our clients, who expect the best in corporate training and knowledge management methodologies," says Nick Galan, Director of Corporate and Strategic Alliances at YouAchieve. "Thoughtscape's unique content packaging and delivery features will enhance user interactivity with our courses and increase their options for managing the flow of information."

There has been significant interest for an ASP model of ThoughtShare's Thoughtscape suite of products, and this integration will introduce Thoughtscape to a large new audience at a low cost entry point. ThoughtShare and YouAchieve will share customer data and undertake field testing to ensure that product specifications meet the needs of YouAchieve's client base.

About YouAchieve

YouAchieve Inc. is a leading provider of competency-matched business skills content to Fortune 1000 companies. YouAchieve's Integrated Human Capital Development approach creates a powerful blend of content, technologies, and services aimed at aligning both corporate and individual needs, thus increasing the effectiveness of our clients' learning and training programs. Our clients take advantage of our hosted, competency-based Learning Management System, together with best-of-breed competency-matched content, to power their human capital management systems. YouAchieve also provides industry-leading Content Management services and technology for companies seeking custom content conversion and management solutions.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ThoughtShare Communications and Thoughtscape are trademarks of ThoughtShare Communications Inc. All other trademarks or registered trademarks stated herein are properties of their respective owners.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442.

FORM 51-901F

Quarterly Report

Incorporated as part of: **Schedules A, B & C**

ISSUER DETAILS:

NAME OF ISSUER:	THOUGHTSHARE COMMUNICATIONS INC. (formerly METEOR TECHNOLOGIES INC.)
ISSUER ADDRESS:	300 – 56 East 2nd Avenue Vancouver, B.C. V5T 1B1
ISSUER FAX NO.:	(604) 682-7785
ISSUER TELEPHONE NO.:	(604) 873-8724
CONTACT PERSON:	Blaine Bailey
CONTACT'S POSITION:	Chief Financial Officer & Director
CONTACT TELEPHONE NO.:	(604) 873-8724
WEBSITE:	www.thoughtshare.com
E-MAIL:	info@thoughtshare.com
FOR:	3rd quarter ended December 31, 2001
DATE OF REPORT:	February 27, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Blaine Bailey"	**Blaine Bailey**	**2002/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)
"Fred Fabro"	**Fred Fabro**	**2002/02/27**
SIGN (TYPED)	**NAME OF DIRECTOR**	**DATE SIGNED** (YY/MM/DD)

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED BALANCE SHEET
December 31, 2001

(Unaudited - prepared by management)
(With comparative audited consolidated figures for March 31, 2001)

		December 31, 2001		March 31, 2001
ASSETS				
Current				
Cash	$	107,380	$	340,408
Short term investments		---		2,360,000
Accounts receivable		274,339		54,884
Prepaid expenses		29,892		252,580
		411,611		3,007,872
Deferred development costs		2,547,085		1,988,880
Capital assets		370,113		453,645
Goodwill		1,297,328		1,582,107
	$	4,626,137	$	7,032,504
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	67,924	$	130,527
Repayable contribution		60,000		60,000
		127,924		190,527
Minority interest		---		1,657,008
SHAREHOLDERS' EQUITY				
Share capital				
Issued: 55,351,773 common shares		12,176,480		11,062,172
Retained earnings		(7,678,267)		(5,877,203)
	$	4,626,137	$	7,032,504

Approved on behalf of the Board of Directors

"Fred Fabro" — Director

"Blaine Bailey" — Director

THOUGHTSHARE COMMUNICATIONS INC.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT

For the periods ended December 31, 2001

(Unaudited – prepared by management)

(With comparative unaudited consolidated figures for the periods ended December, 2000)

	Nine Months Ended December 31		Three Months Ended December 31	
	2001	2000	2001	2000
Expenses				
Advertising and promotion	$ 123,410	726,778	$ 20,260	702,390
Amortization	407,854	64,998	135,952	8,947
Audit and accounting	41,902	26,596	5,502	17,096
Bank charges and interest	3,713	11,043	1,247	5,866
Consulting fees	94,166	257,696	69,141	151,502
Communications	18,673	34,422	6,631	25,016
Courier and postage	13,833	19,365	7,251	12,306
Finder's fee	---	139,219	---	139,219
Insurance	20,212	11,791	2,056	---
Investor Relations	35,000	30,000	4,900	15,000
Legal	98,164	138,196	67,142	85,618
Management fees	88,500	66,500	10,500	21,000
Other	30,151	35,902	6,839	23,499
Occupancy cost	150,200	73,103	50,474	65,997
Office supplies	27,807	27,286	9,329	19,494
Operating Costs	92,533	55,706	6,116	55,706
Printing and stationery	6,307	18,483	142	5,231
Professional fees	---	13,764	---	13,764
Recruitment	10,000	92,211	1,000	45,882
Salaries & Benefits	936,546	649,974	278,325	358,650
Shareholder Communication	19,144	45,377	5,022	35,449
Sponsorship	500	32,292	---	32,183
Trade Shows & Conferences	105,056	540,342	6,781	432,436
Transfer agent and filing fees	33,492	30,807	(137)	18,759
Travel, Meals & Entertainment	92,895	79,065	25,731	56,882
	(2,450,058)	(3,220,916)	(720,204)	(2,347,892)
Other items				
Interest income	$ 106,294	$ 162,966	$ 38,858	$ 131,423
Loss before non-controlling interest	(2,343,764)	(3,057,950)	(681,346)	(2,216,469)
Non-controlling interest	542,700	1,227,725		908,623
Net loss for the period	(1,801,064)	(1,830,225)	(681,346)	(1,307,846)
Deficit, beginning of period	(5,877,203)	(3,349,395)	(6,996,921)	(3,871,774)
Deficit, end of period	$ (7,678,267)	$ (5,179,620)	$ (7,678,267)	$ (5,179,620)

THOUGHTSHARE COMMUNICATIONS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
For the periods ended December 31, 2001

(Unaudited – prepared by management)
(With comparative unaudited consolidated figures for the periods ended December, 2000)

	Nine Months Ended December 31		Three Months Ended December 31	
	2001	2000	2001	2000
Operating activities				
Net loss for the period	$ (1,801,064)	$ (1,830,225)	$ (681,346)	$ (1,153,511)
Amortization	407,854	64,998	135,952	8,947
Minority interest	(1,657,008)	(1,227,725)	---	(846,034)
Changes in non-cash working capital items:				
Accounts receivable	(219,455)	(153,267)	(253,147)	(98,920)
Prepaid expenses	222,688	(286,194)	49,494	(224,613)
Due to related parties	---	(22,424)	---	---
Accounts payable and accrued liabilities	(62,603)	294,232	21,425	314,481
	(3,109,588)	(3,160,605)	(727,622)	(1,999,650)
Financing activities				
Deferred financing costs	---	10,000	---	---
Subscription received	---	57,400	---	---
Issue of share capital	1,114,308	6,360,771	---	1,017,304
Repayable contribution	---	60,000	---	(120,000)
	1,114,308	6,488,171	---	897,304
Investing activities				
Deferred development	(558,205)	(1,651,690)	42,712	(616,095)
Capital assets	(39,543)	(494,707)	2	(173,953)
Acquisition of subsidiary	---	2,119,231	---	1,000,010
	(597,748)	(27,166)	42,714	209,962
Cash changes	(2,593,028)	3,300,400	(684,908)	892,384
Cash, beginning of period	2,700,408	961,129	792,288	5,153,913
Cash, end of period	$ 107,380	$ 4,261,529	$ 107,380	$ 4,261,529

1. Accounts Receivable

Accounts receivable is represented by the recognition of Scientific Research & Experimental Development (SRED) for the year ending December 31, 1999 for $44,365 and the period ending June 19, 2000 for $195,056 and other items.

2. Deferred development costs

Development costs (other than capital expenditures) relating to the development of Internet software products are expensed as incurred unless they meet generally accepted accounting principles for deferral and amortization. Deferred development costs are recorded at cost and are amortized upon commencement of commercial sales on a straight-line basis over a period not exceeding three years. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. Development costs are reduced by related government assistance and grants.

	December 31, 2001	March 31,2001
Balance, beginning of year	$1,988,880	$ ---
Technical consulting fees	98,204	1,186,455
Salaries and benefits	699,422	1,002,425
Less: government grants		(200,000)
SRED	(239,421)	
		1,988,880
Balance, end of period	$2,547,085	$ 1,988,880

3. Goodwill

Goodwill represents the excess of the purchase price over the fair value of net assets of acquired business. Goodwill is amortized using the straight-line method over five years. Management reviews periodically the value and amortization period of goodwill. When circumstances or events indicate a possible decline in the net recoverable amount for goodwill, an evaluation, on an undiscounted basis, of the future expected cash flows related to the products which gave rise to the goodwill is undertaken. As the case may be, the carrying amount of goodwill is then adjusted accordingly.

An amount of $1,898,528 representing the excess fair value of consideration given over the book value of net ThoughtShare assets acquired, has been recorded as goodwill. As at December 31, 2001, the goodwill balance is recorded net of accumulated amortization of $601,200.

4. Repayable Contribution

Pursuant to a Product Development Fund agreement dated July 15, 1999, ThoughtShare has agreed to perform certain research and development work and the British Columbia Advanced Systems Institute ("ASI") has agreed to advance loan funding for the work totalling $200,000, upon confirmation of expenditures from ThoughtShare under the terms and conditions set in the agreement.

As at December 31, 2001, ASI has advanced $200,000 (2000 - $120,000) to ThoughtShare. An amount of $60,000 remained outstanding at December 31, 2001.

5. Non-controlling Interest

As a result of the business combination between the Company and ThoughtShare during the fiscal year ended March 31, 2001 an initial amount of $3,373,442 has been recorded as non-controlling interest. This amount

represented the non-controlling interest in the net book value of ThoughtShare as at the date of the business combination.

As at August 22, 2001, the balance of the non-controlling interest was $1,114,308.

Pursuant to an amended Unanimous Shareholder's Agreement dated June 19, 2001, the non-controlling interest exercised its put right and effective August 22, 2001, the Company received final regulatory approval to issue 24,365,695 common shares to acquire the remaining 6,585,323 shares of the outstanding shares or 47.6% of ThoughtShare.

This non-arm's length acquisition of ThoughtShare, effected by a share exchange, has been accounted for on these financial statements by recording a reduction to non-controlling interest and a corresponding issuance of capital stock at the non-controlling interest carrying value of $1,114,308.

6. Share capital

On August 22, 2001, the Company completed the acquisition of the remaining 47.6% of ThoughtShare's common shares, which was contemplated by the put right exercised by the non-controlling interest. The Company issued 24,365,695 common shares for $1,114,308, which was the carrying value of the non-controlling interest balance as of August 22, 2001.

SUPPLEMENTARY INFORMATION

1. *ANALYSIS OF EXPENSES AND DEFERRED COSTS:*

See accompanying financial statements.

2. *RELATED PARTY TRANSACTIONS FOR THE CURRENT FISCAL YEAR-TO-DATE:*

a) Paid or accrued $79,400 in management fees to a director and an officer of the Company.

b) Paid or accrued $189,997 in salaries to directors of the Company.

c) Paid $30,000 for investor relations to a company of which a principal of the company was an officer of the Company.

3A. *SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2001:*

Date	Security	Type of Issue	No. of Shares	Price Per Share	Total Proceeds	Type of Consider-ation	Commission
NIL							

3B. *OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2001:*

Date of Grant	Number of Shares	Exercise Price	Expiry Date
Nov. 14, 2001	5,930,943(1)	$0.15	various: Mar. 2002–Nov. 2006
Nov. 14, 2001	52,012(2)	$0.27	various: Jan. 2003-Dec. 2005

(1) 17,299 options were cancelled on December 31, 2001
(2) 30,822 options were cancelled on December 31, 2001

4A. *AUTHORIZED AND ISSUED SHARE CAPITAL AS AT DECEMBER 31, 2001*

Authorized: Unlimited no par value common shares
Issued: 55,351,773 shares without par value

4B. OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT DECEMBER 31, 2001:

Type	**No. of Shares**	**Price per Share**	**Expiry Date**
Options	55,000	$0.25	July 23, 2002
Options	1,000,000	$0.25	Sept. 9, 2004
Options	100,000	$0.25	June 12, 2002
Options	50,000	$0.25	July 25, 2002
Options	5,913,644	$0.15	Mar. 2002-Nov. 2006
Options	21,190	$0.27	Jan. 2003-Dec. 2005
Warrants	140,000	$0.25	Sept. 9, 2002
Warrants	130,000	$0.25	Sept. 13, 2002
Warrants	2,686,714	$1.25	Apr. 20, 2002
Warrants	1,022,500	$1.80	Aug. 29, 2002

4C. SHARES IN ESCROW OR SUBJECT TO POOLING AS AT DECEMBER 31, 2001:

18,274,271

5. LIST OF DIRECTORS & OFFICERS:

Fred Fabro	President & Director
James Miller	Director, Chairman
Blaine Bailey	Director, CFO
Steven Forth	Director
Dave Gadhia	Director
Eric Gerritsen	Director
Marilyn Wong	Corporate Secretary

MANAGEMENT DISCUSSION
For the Period Ended December 31, 2001

Description of Business

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

Acquisition

As at June 30, 2001, Meteor Technologies Inc. ("Meteor") owned 52.4% of the private company ThoughtShare ("TSCI"). On August 14, 2001, Meteor completed the acquisition of the remaining 47.6% of TSCI's common shares, which was contemplated by a put (the "Put") included in the terms of an agreement among TSCI and its shareholders dated June 19, 2000, as amended June 19, 2001. The Put allowed the majority of TSCI's non-Meteor shareholders to require Meteor to purchase their shares which they elected to do. The Put was approved by Meteor shareholders at an Extraordinary General Meeting on June 12, 2000, and received final approval of the Exchange on August 22, 2001. In completing the transaction, Meteor issued 24,365,695 common shares. These shares are the subject of an 18-month escrow agreement and are also subject to a 4-month hold period.

On November 8, 2001, Meteor and TSCI completed a vertical amalgamation, with the amalgamated company continuing as "ThoughtShare Communications Inc."

Operations and Financial Condition

Marketing expenditures consisted of $123,410 in targeted advertising and promotion and $105,056 for tradeshows and conferences. During the year to date the Company attended industry specific trade shows in Seattle, New York and Chicago.

Management fees of $88,500 consisted of $48,000 paid to a director and $31,400 paid to an officer of the Company; $9,100 was paid for corporate communication fees.

Consulting fees of $94,166 consisted of $51,138 for corporate development fees, $21,769 for general marketing services, $9,250 for communication fees, $3,950 paid to the advisory board, $1,680 paid for technical consulting, and $6,379 for other.

Legal fees of $98,164 were paid in respect of corporate matters.

Occupancy costs of $150,200 were paid, consisting of building lease, parking, utilities and maintenance expenses.

Investor relations fees of $30,000 were paid to a company of which the principal was an officer of the Company. Investor relations undertaken on behalf the Company consisted of investor and industry-related conferences, corporate updates, responding to inquiries from investors and mailings to investors.

Salaries and benefits of $936,546 were paid, consisting of $832,967 for salaries and $103,579 for benefits to employees in administration, product marketing and marketing. $189,997 of this total was paid to two directors of the Company.

During the period, there were no material differences in the actual use of proceeds from the previous disclosure by the Company regarding its intended use of proceeds.

Other Matters

On May 15, 2001, Meteor & TSCI announced that **ecmarket**, a commerce technology provider, has selected bZone™ to help create and manage their knowledge assets. ecmarket is a leading provider of dynamic commerce solutions and provides innovative technology and a complete range of services for companies looking to create next-generation Internet marketplaces, and has offices in Vancouver, Toronto, San Francisco and Hong Kong.

On May 29, 2001, Meteor & TSCI announced the upgrade of its desktop application PlanBee™. This latest release, PlanBee 2.0, features network installation for deployment in mid-market enterprises or departments within large organizations. The improved graphical user interface makes Web research more efficient for businesses and individuals.

As a result of participating in the "Continuous Disclosure Review Program" of the B.C. Securities Commission, and to ensure that the Company was compliant in all respects with the continuous disclosure requirements of all applicable securities legislation, the Form 61 Schedules B & C for the periods ending March 31, 2000, June 30, 2000, September 30, 2000 and December 31, 2000 were amended and restated to provide details and discussions of the Company's significant expenditures for those periods. In addition, the Company's financial statements for the periods ending June 30, 2000, September 30, 2000 and December 31, 2000 were amended to detail the consolidation of the Company's financial statements with those of TSCI.

On May 17, 2001, legal counsel acting for TSCI received notice that an individual is considering legal proceedings against TSCI, claiming he was the creator of a piece of software containing elements similar to those contained in TSCI's PlanBee™ software program. TSCI has investigated the claim and sought legal and technical advice as to its merit and has received advice that the principal components and functions of PlanBee had been developed long before any interaction with the claimant. No legal proceedings have been commenced to date and TSCI would vigorously defend any such proceedings should they be commenced.

On June 5, 2001, the Canadian Venture Exchange (the "Exchange") approved the extension of the expiry date for outstanding share purchase warrants from April 20, 2001 to April 20, 2002. Each warrant entitles the holder to purchase an additional share of Meteor at a price of $1.25.

On August 13, 2001, the Exchange approved the extension of the expiry date for outstanding share purchase warrants from August 29, 2001 to August 29, 2002. The total number of warrants that have been extended are 1,022,500 at an exercise price of $1.80 each.

On August 20, 2001, Meteor and TSCI announced that the Open Learning Agency (OLA), an internationally recognized educational institution, has selected bZone to strengthen its service offerings and curriculum development process for course designers, teachers, students and staff.

On August 23, 2001, Meteor and TSCI announced the appointment of e-learning experts Dr. Curtis Bonk and Dr. Richard Smith to ThoughtShare's Advisory Board.

The Exchange approved the extension of the expiry date for outstanding share purchase warrants, exercisable at a price of $1.80 each, from August 29, 2001 to August 29, 2002. A total of 1,022,500 warrants were extended. As well, the Exchange conditionally approved the extension of expiry dates for outstanding share purchase warrants, exercisable at a price of $0.25 each, from September 13, 2001 to September 13, 2002 and from September 9, 2001 to September 9, 2002. A total of 270,000 warrants were extended, and excluded warrants held by insiders of the Company.

At the Company's Annual General Meeting ("AGM") held on September 17, 2001, Steven Forth and Dave Gadhia were elected to the board of directors, joining Fred Fabro, Jim Miller and Blaine Bailey who were re-elected to the board. Messrs. Forth and Gadhia serve on the board of directors of TSCI.

During the period, a total of 205,000 stock options originally set a various prices were re-priced to $0.25 to reflect current market values. In addition, the Company's Tier 1 Stock Option Plan (the "Plan"), which was approved by shareholders at the AGM, received approval from the Exchange. On November 14, 2001, options to purchase up to 5.98 million shares were granted under the Plan, representing the equivalent of options previously granted by TSCI which were cancelled prior to amalgamation.

On October 22, 2001, Meteor and TSCI announced the appointment of information visualization experts Jim Thomas and Dr. Kellogg Booth to TSCI's Advisory Board. Thomas and Booth are recognized thought leaders, motivators, and interdisciplinary scientists and both were past Chairs of the Association for Computing Machinery's Special Interest Group on Computer Graphics and Interactive Techniques (ACM SIGGRAPH).

On October 31, 2001, at KMWorld 2001 in Santa Clara, CA TSCI announced the launch of Thoughtscape™—a new suite of personal e-research tools. Thoughtscape adapts to the way people work, allowing knowledge workers to get the most value from their research.

On November 21, 2001, the Company announced a partnership with TAP Ventures Inc. ("TAP"), a consulting firm, to target sales and marketing efforts at the biotech and financial services sectors. Both companies will team up to offer product solutions complete with implementation. TAP Ventures, with offices in Canada and New York, will become an authorized reseller and systems integrator for ThoughtShare's software solutions. This partnership entails the sharing of sales opportunities where applicable as well as the selling of ThoughtShare solutions to third parties. In return, TAP Ventures will provide systems integration services to ThoughtShare's clients.

On November 30, 2001, Eric Gerritsen appointed to the board of directors of the Company.

Convera (Nasdaq: CNVR) and ThoughtShare announced on December 18, 2001 that they reached a key strategic technology alliance to sell Convera's search and retrieval technology in conjunction with ThoughtShare's information-organization technology throughout North America. The companies will start with a focus on biotech and e-learning markets. The alliance agreement enables Convera's RetrievalWare® search and retrieval solution, which can intelligently access, organize and utilize the contents of 250 common corporate file formats and return results based on keyword or concept searches, to transparently work with ThoughtShare's technology. ThoughtShare's Thoughtscape technology helps researchers quickly visualize, organize and report relevant portions of those results to others in large enterprises and government departments.

Subsequent Events

On January 7, 2002, ThoughtShare announced that the Open Learning Agency (OLA) has gone live using Thoughtscape, ThoughtShare's information organizing solution, to assist in the development of its online education programs. An internationally recognized educational institution and a key strategic customer in

the e-learning marketplace, OLA has committed to Thoughtscape as part of their mission to provide the latest in cutting-edge, versatile learning products.

On January 23, 2002, ThoughtShare announced that Simon Fraser University (SFU) has agreed to conduct a pilot project using Thoughtscape, ThoughtShare's information organizing solution, at the institution's Learning and Instructional Development Centre (LIDC). Over the next few months, the LIDC will incorporate the use of Thoughtscape to improve the delivery of educational programs to students. This agreement represents a homecoming of sorts for ThoughtShare, as the Thoughtscape technology is a direct result of a five-year research project undertaken by the Intelligent Graphic Interface Research Program conducted at the University.

On January 30, 2002, ThoughtShare announced that it has been selected by KMWorld as one of the 100 Companies That Matter in Knowledge Management. The list recognizes the 100 companies that best exhibit key qualities as determined by KMWorld: market makers, solutions technology makers, solutions service makers and infrastructure technology makers. ThoughtShare was selected from more than 1,500 companies, and joins a notable group that includes Accenture, Autonomy, IBM, Microsoft, Oracle, Sun Microsystems and Xerox.

On February 8, 2002, ThoughtShare announced that it received clearance from securities regulatory authorities to proceed with a rights offering to its shareholders in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario under a rights offering circular of the Company dated January 30, 2002. Each holder of common shares in the Company will receive one (1) right for every ten (10) common shares held on February 15, 2002 (the "Record Date). One (1) right will entitle the holder to purchase one (1) unit at a price of $0.17 per unit until 4:30 p.m. Toronto time on March 18, 2002. Each unit is comprised of one share and one-half warrant. Each whole warrant will entitle the holder to acquire one additional share for a period of 6 months from the Record Date at an exercise price of $0.30 per share. The warrants expire at 4.30 p.m. Toronto time, on August 15, 2002.

On February 12, 2002, ThoughtShare announced that it has signed a Memorandum of Understanding (MOU) with YouAchieve Inc., a leading provider of hosted, competency-based Learning Management Systems and best-of-breed competency matched content. This agreement establishes a strategic relationship for the purpose of incorporating and distributing ThoughtShare's knowledge management products as a core component of YouAchieve's services. Under the terms of the agreement, ThoughtShare products will be integrated into YouAchieve's application service provider (ASP) offering, which will be marketed by both companies. YouAchieve will remit distribution licensing fees and ongoing royalties, both based on subscription revenue. The MOU will also allow the two parties to seek joint sales opportunities.

Subsequent to the period, the Company received the funds from the SRED in the amount of $239,421.

Liquidity

Working capital as at December 31, 2001 was $283,687 and the consolidated loss to December 31, 2001 was $1,801,064. The Company currently has sufficient funds to meet its current obligations. In future, the Company will need to raise additional funds to continue to conduct its marketing and sales programs. The Company is actively reviewing its financing options and intends to seek additional financing. Sources may include public or private financing, arrangements with corporate partners and from other sources. There can be no assurance that such funds will be available on favourable terms, or at all.

82-2442.

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE
TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare to Hold Investor's Directions Briefing

Vancouver, BC (March 7, 2002) – ThoughtShare Communications Inc., a leading developer of knowledge technologies, today announced that the Company will hold a Directions Briefing on Monday, March 11, 2002, at the request of investors and shareholders.

Fred Fabro, President of ThoughtShare, will chair the meeting, which is designed to bring stakeholders up to date on the direction the Company has taken in the past six months, and the progress being made on providing revenue streams for the Company. "I'd like people to come to the meeting, ask the tough questions, and get the facts from me and my managers; it's the best way for people to get a good sense of ThoughtShare's potential."

The meeting will take place at the Renaissance Hotel Harbourside, at 1133 West Hastings Street, in Vancouver, British Columbia, at 1:30pm PST in the hotel's "Port of New York" room, located on the third floor. Investors planning to attend are asked to advise the Company by telephone or by sending an e-mail to winnie@thoughtshare.com.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information. The company's product, Thoughtscape, enables users to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary. Thoughtscape allows knowledge-based organizations -- such as educational institutions, biotechnology corporations, and general business enterprises -- to maximize their information investment by offering a better way to work through the mass of unstructured knowledge, thereby increasing the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

ThoughtShare Communications Commercially Launches Thoughtscape Desktop 3.0

Vancouver, BC (March 11, 2002) – ThoughtShare Communications Inc. has launched Thoughtscape 3.0, the Company's first full commercial release. ThoughtShare, THO-V on the CDNX, is a developer of knowledge technologies that help people communicate ideas and share information. Thoughtscape is a suite of personal e-research tools that enables organizations to easily organize, collect, and package information in a way that facilitates its presentation, dissemination and interpretation.

Responding to the demands of its knowledge-based clients, Thoughtscape Desktop 3.0 offers a number of improvements over its predecessor shareware product, PlanBee. Significant developments in the new release include: an improved user interface; an option of working in an outline view; wizards to help people create PAKs; and the ability to capture and save web-based content. These enhancements improve the ability to create 'PAKs' of information — which can include linked web pages, in-house files of all types, and personal commentary — and provide organized tours of information with analysis.

"By listening closely to our users, ThoughtShare has always been able to provide practical tools to help manage the often overwhelming flow of information," says Fred Fabro, President of ThoughtShare. "The results are new features like the Web content capture function, which provides a way to deal with the dynamic nature of Web pages, fulfilling a fundamental requirement of our users."

The power of Thoughtscape Desktop 3.0 grows when used in conjunction with Thoughtscape Server. Thoughtscape Server is a modular, web-based application that allows users to combine Internet and intranet search results, work with information in a variety of formats, package additional Web and desktop data for easy viewing from any browser, and control access management and file versions.

Thoughtscape Desktop 3.0 is available for download from http://www.thoughtshare.com at the low introductory price of US$29.95.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information quickly and easily. The Company's flagship product, Thoughtscape, enables people to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary.

Thoughtscape allows knowledge-based organizations — such as educational institutions, biotechnology corporations, and general business enterprises — to maximize their information investment by offering a better way to work with a mass of unstructured knowledge. That ability increases the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

March 11, 2002

3. **Press Release**

Issued on March 11, 2002, and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has launched Thoughtscape 3.0, the Company's first full commercial release.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 11th day of March, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary

82-2442

THOUGHTSHARE COMMUNICATIONS INC.

NEWS RELEASE

TRADING SYMBOL: THO.V
CUSIP NO.: 88545N 10 6
SEC 12g3-2(b) #82-2442

Vancouver, BC (March 13, 2002) – The Company is pleased to announce that it has entered into a non-brokered private placement of 2,058,824 units at a price of $0.17 per unit for proceeds of $350,000. Each unit is comprised of one common share and one-half share purchase warrant. Each whole warrant is exercisable into an additional share of the Company at a price of $0.30 within six months. The terms and conditions are the same as the previously announced Rights Offering with the exception of the four month hold period under the private placement.

Participants in the private placement include Eric Gerritsen, a director of ThoughtShare, Dr. R. Johnson and Bentree Investments Inc.

In connection with the Purchase Agreement made between the Company and The British Columbia Advanced Systems Foundation ("ASI") as described in the Company's announcement of June 29, 2000, ASI has elected, pursuant to the underlying Product Development Fund Contract Agreement dated July 15, 1999, to convert the balance of the debt owed by ThoughtShare into shares of ThoughtShare. Accordingly, the Company will issue 941,176 shares, at a price $0.17 per share, to ASI in full payment of $160,000 owing to ASI.

About ThoughtShare Communications

ThoughtShare Communications is a developer of knowledge technologies that help people and organizations communicate ideas and share information quickly and easily. The Company's flagship product, Thoughtscape, enables people to intuitively create and distribute packets of information that combine Web pages, in-house files of all types, and personalized commentary.

Thoughtscape allows knowledge-based organizations — such as educational institutions, biotechnology corporations, and general business enterprises — to maximize their information investment by offering a better way to work with a mass of unstructured knowledge. That ability increases the productivity of its most important assets, its workers. ThoughtShare is a Vancouver-based public company that trades on the Canadian Venture Exchange under the symbol THO.

To find out more about ThoughtShare and its products, call 1.877.832.7789 or visit www.thoughtshare.com.

ON BEHALF OF THE BOARD OF
THOUGHTSHARE COMMUNICATIONS INC.

"Fred Fabro"

Fred Fabro, President

82-2442.

/

BC FORM 53-901F
(formerly Form 27)

***SECURITIES ACT* (BRITISH COLUMBIA)**
MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT

1. **Reporting Issuer**

ThoughtShare Communications Inc. (the "Company")
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1

tel. (604) 873-8724

2. **Date of Material Change**

March 13, 2002

3. **Press Release**

Issued on March 13, 2002 and disseminated through the facilities of Canada Stockwatch and Market News.

4. **Summary of Material Change(s)**

The Company has entered into a non-brokered private placement of up to 2,058,824 units at a price of $0.17 per unit for proceeds of $350,000.

The Company will issue 941,176 shares, at a price $0.17 per share, to The British Columbia Advanced Systems Foundation in full payment of $160,000 owing to The British Columbia Advanced Systems Foundation.

5. **Full Description of Material Change(s)**

see attached news release

6. **Reliance on Section 85(2) of the *Securities Act* (British Columbia) or, Reliance on Section 118(2) of the *Securities Act* (Alberta)**

Not Applicable

7. **Omitted Information**

Not Applicable

8. **Senior Officer**

Marilyn Wong
300 – 56 East 2nd Avenue
Vancouver, B.C. V5T 1B1
tel. (604) 873-8724

9. Statement of Senior Officer

The foregoing accurately discloses the material change(s) referred to herein.

DATED at Vancouver, British Columbia, this 13th day of March, 2002.

THOUGHTSHARE COMMUNICATIONS INC.
per:

"Marilyn Wong"

Marilyn Wong, Corporate Secretary